FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description
1	Current Report dated June 27, 2011

Current Report – Gafisa S.A.
June 27, 2011

Terco Grant Thornton Auditores Independentes S.S. (“Terco”) previously audited:

•
the consolidated financial statements of our subsidiary Construtora Tenda S.A.  ("Tenda") as of December 31, 2008 and for the period from  October 22, 2008 through December 31, 2008.   Terco issued an unqualified opinion on those Tenda consolidated financial statements while a member firm of Grant Thornton International.  Our then principal independent registered public accounting firm (PwC Brazil) referred to Terco’s consolidated financial statement audit report in their audit report on our 2008 consolidated financial statements, when it was initially issued.

•
the consolidated financial statements of Gafisa S.A. as of and for the year ended December 31, 2009, and issued an unqualified opinion on those consolidated financial statements, when it was initially issued, while a member firm of Grant Thornton International.

•
Gafisa’s internal control over financial reporting (“ICFR”) as of December 31, 2009, and issued an unqualified opinion on ICFR when it was initially issued, also while a member of Grant Thornton International.

On October 1, 2010, a merger took place between Ernst & Young Auditores Independentes S.S. (“Ernst & Young Brazil”) and Terco to form Ernst & Young Terco Auditores Independentes S.S.   (“Ernst & Young Terco”).  The combined firm Ernst & Young Terco assumed responsibility for Terco’s previous audit work and audit opinions.

On April 1, 2011, we issued a Form 6-K announcing our decision to restate our previously issued 2009 Form 20-F as a result of errors we identified therein.   At that time, Ernst & Young Terco advised us that, as a consequence of the decision to restate, Terco’s previously issued audit reports dated March 10, 2010 on the 2009 Gafisa consolidated financial statements and April 27, 2009 on the 2008 Tenda consolidated financial statements (both audits performed in accordance with PCAOB standards) should no longer be relied upon.  Ernst & Young Terco also advised us that Terco’s attestation report on the Company’s internal control over financial reporting dated March 10, 2010 included in the 2009 Form 20-F should no longer be relied on. Ernst & Young Terco further advised us that previously issued consents relating to a past Form F-3ASR (File No. 333-159803, effective June 5, 2009) were being withdrawn. On April 1, 2011, we advised that our consolidated financial statements and conclusions on internal control over financial reporting included in the 2009 Form 20-F, and incorporated by reference into a past Form F-3ASR (File No. 333-159803, effective June 5, 2009), should no longer be relied upon.

Prior to its merger with Terco, Ernst & Young Brazil provided certain internal audit services to us in connection with the preparation of our consolidated financial statements for both 2008 and 2009.  Because the merged firm of Ernst & Young Terco would have been responsible to audit the adjustments of our 2009 consolidated financial statements and  ICFR, it must be independent both in fact and appearance during both the period in which the auditor performs its audit services and also during the period under audit. In light of both (i) the magnitude of the resulting US GAAP restatement adjustments, and (ii) the extent of the aforementioned internal audit services which were provided, it was ultimately determined that the merged firm of Ernst & Young Terco would be unable to report on the accompanying restated 2009 consolidated financial statements or on the accompanying restated 2009 ICFR.

Accordingly, on June 27, 2011, Ernst & Young Terco resigned as our independent registered accounting firm with respect to 2009 for purposes of our filings with the U.S. Securities & Exchange Commission (SEC).  Ernst & Young Terco however remains our independent auditors with respect to 2009 for purposes of our Brazilian GAAP financial statements filed with the Brazilian securities commission (CVM).

Our Board of Directors is selecting another independent registered public accounting firm for 2009 to audit the financial statements which will be restated and filed with the SEC. The change in the independent registered public accounting firm will also approved by our audit committee. Ernst & Young Terco will continue as our independent registered accounting firm for the audit of Gafisa’s 2010 consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
	Name:	Alceu Duílio Calciolari
	Title:	Interim Chief Executive Officer and Chief Financial Officer